FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

Exhibit 1	Press Release dated March 5, 2008: Æterna Zentaris Reports Fourth Quarter and Full-Year 2007 Financial and Operating Results

Exhibit 2	2007 Audited Consolidated Financial Statements

Exhibit 3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: March 7, 2008	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary